Exhibit 99.1

The Very Good Food Company Receives Nasdaq Notification

Regarding Minimum Bid Requirements

Vancouver, British Columbia (January 14th , 2022) – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, announced today that on January 11th, 2022 it received notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that, for the previous 30 consecutive business days, the bid price of VERY GOOD’s common shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”).

The Nasdaq notification has no immediate effect on the listing of the Company’s shares. VERY GOOD is also listed on the TSX Venture Exchange and the notification does not affect the Company’s compliance status with such listing.

Under Nasdaq rule 5810(c)(3)(A), VERY GOOD has 180 calendar days, or until July 11th, 2022, to regain compliance with the Bid Price Rule. If at any time over this period the bid price of VERY GOOD’s shares close at US$1.00 per share or more for a minimum of ten (10) consecutive business days, VERY GOOD will regain compliance, unless Nasdaq exercises its discretion to extend this 10-day period.

In the event the Company does not regain compliance, the Company may be eligible for an additional compliance period of 180 calendar days. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market, with the exception of the Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during this second compliance period. If the Company does not qualify for the additional compliance period, then VERY GOOD’s shares will be subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel.

“We are confident in our strategy and believe that we will organically regain compliance with NASDAQ requirements as we leverage recently added capacity to further expand in US retail.” stated Mitchell Scott, CEO of VERY GOOD, “We appreciate investors’ continued support during this time and commit to reviewing all available options to resolve the deficiency and regain compliance with the Bid Price Rule.”

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes statements regarding the Company’s ability to regain compliance with the Nasdaq minimum bid price requirements. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to no significant disruptions in VERY GOOD’s supply chain and distribution network including as a result of recent severe flooding and weather in British Columbia, continued strong demand for VERY GOOD’s products, continued growth of the popularity of meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued wholesale expansion and eCommerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain the necessary production equipment, the availability of labour as well as the accuracy of construction and ramp-up schedules, including the timely receipt of required permits, and accuracy of cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Janet Meiklejohn

Vice President Finance and Investor Relations

Phone: +1 855-472-9841

Email: invest@verygoodbutchers.com